OSISKO REPORTS 2020 RESULTS AND PROVIDES 2021 GUIDANCE

Montréal, February 24, 2021 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the fourth quarter and full year 2020 and provides guidance for 2021. Amounts presented are in Canadian dollars, except otherwise noted.

2020 Highlights

  Earned 66,113 GEOs1 in 2020, above revised guidance of 63,500 - 65,500 GEOs;

  Record revenues from royalties and streams of $156.6 million (2019 - $140.1 million);

  Record cash flows from operations of $108.0 million, an increase of 18% compared to 2019;

  Cash operating margin2 of 94% from royalties and streams;

  Net earnings attributable to Osisko's shareholders of $16.9 million, or $0.10 per share; and

  Adjusted earnings3 of $43.7 million, or $0.27 per basic share (2019 - $41.9 million, $0.28 per basic share).

Q4-2020 Highlights

  Earned 18,829 GEOs1, excluding 1,754 GEOs from the Renard diamond stream;

  Record revenues from royalties and streams of $48.8 million (Q4 2019 - $38.9 million);

  Cash flows from operating activities of $32.6 million (Q4 2019 - $17.2 million);

  Cash operating margin2 of 94% from royalty and stream interests;

  Net earnings attributable to Osisko's shareholders of $4.6 million, $0.03 per basic share; and

  Adjusted earnings3 of $12.0 million or $0.07 per basic share (Q4 2019 - $10.3 million, $0.07 per basic share);

Sandeep Singh, President and CEO of Osisko commented on the activities of the fourth quarter of 2020: "Despite mine shutdowns associated with COVID-19 in the first half of the year, Osisko achieved record revenues and cash flows. Our asset base is performing well, with several recent positive developments, including a major catalyst on the Odyssey underground project extending production from our flagship Canadian Malartic asset for decades. Elsewhere, our partners are replacing reserves, extending mine lives, outlining new discoveries and announcing, or further justifying, mine expansions. The fourth quarter marked the last quarter where we invested directly into the Cariboo project. Through the creation of Osisko Development, we added significant value while simplifying our business going forward. We start the year in excellent shape to unlock value for shareholders."

Other Highlights

  Completed the spin-out of mining assets and certain equity positions through a reverse take-over ("RTO") transaction and the creation of a North American gold development company, Osisko Development Corp. ("Osisko Development"), which concurrently completed a $100.1 million bought deal financing;
  In December 2020, Osisko Development closed a brokered private placement for gross proceeds of $40.2 million and received proceeds of $73.9 million from a private placement that closed in 2021 (for a total additional financing of $79.8 million);
  In October 2020, Osisko announced a strategic partnership with Regulus Resources Inc. ("Regulus") whereby Regulus has agreed to grant Osisko an initial NSR royalty of 0.75% - 1.5% on the Mina Volare claim, part of the larger AntaKori project, as well as certain future royalty rights in exchange for an upfront cash payment of US$12.5 million ($16.4 million);
  In February 2021, Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") announced a positive construction decision for the Odyssey underground mine project. The preliminary economic study shows a total of 7.29 million ounces of additional gold in the mine plan (6.18 million tonnes grading 2.07 g/t gold indicated resources and 75.9 million tonnes grading 2.82 g/t gold inferred resources). Underground mine production is planned to start in 2023 and is expected to ramp up to an average of 545,400 ounces of gold per year from 2029 to 2039;
  On February 12, 2021, Osisko repaid a $50.0 million convertible debenture and drew its credit facility for the same amount, thereby reducing the interest payable by approximately 1.5% per annum; and
  Declared a quarterly dividend of $0.05 per common share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

2021 Guidance

Osisko's 2021 guidance on royalty, stream and offtake interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

GEOs and cash margin by interest, excluding the Renard stream, are estimated as follows for 2021:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	59,750	62,800	100
Stream interests	17,400	18,250	87
Offtake interests	850	950	3
	78,000	82,000	97*
* Excluding offtake interests

For the 2021 guidance estimate, deliveries of silver and cash royalties have been converted to GEOs using commodity prices of US$1,800 per ounce of gold, US$25 per ounce of silver and an exchange rate (USD/CAD) of 1.28. Any GEOs (and the related cash margin) from the Renard diamond stream have been excluded from the outlook above. For 2021, deliveries from the Renard diamond stream are estimated to be 8,126 GEOs; however, for the remainder of 2021, Osisko has committed to reinvest the net proceeds from the stream through the bridge loan facility provided to the operator.

Cash Balance

The Q4 results mark the first quarter where Osisko is consolidating financial results to include Osisko Development and its subsidiaries. As at December 31, 2020 and 2019, the cash positions in each entity were as follows:

	Osisko Gold Royalties (i)		Osisko Development		Total
	2020	2019(ii)	2020	2019(iii)	2020	2019
	$	$	$	$	$	$

Cash held in Canadian dollars	29,714	4,752	137,374	8,006	167,088	12,758

Cash held in U.S. dollars	59,208	73,502	47,167	-	106,375	73,502
Cash held in U.S. dollars (Canadian equivalent)	75,383	95,465	60,053	-	135,436	95,465
Total cash	105,097	100,217	197,427	8,006	302,524	108,223

(i) Excluding Osisko Development and its subsidiaries.

(ii) Excluding the cash held by Barkerville and the other subsidiaries that were transferred to Osisko Development in 2020 as part of the RTO.

(iii) Corresponds to the cash that was held by Barkerville and the other subsidiaries that were transferred to Osisko Development in 2020 as part of the RTO.

In addition, on February 24, 2021, the Company has access to the undrawn portion of its credit facility of $286.4 million, excluding the additional $100.0 million accordion.

Recent Asset Advancements

Canadian Malartic Underground Construction Decision

Agnico Eagle and Yamana have approved construction of the Odyssey underground project at the Canadian Malartic mine. The preliminary economic assessment estimates 545,000 ounces of gold per annum from 2029 onwards (see Chart 1). The underground production plan of the Odyssey project outlined in the preliminary economic assessment comprises 6.88 million ounces of inferred resources (75.9 million tonnes of 2.82 g/t gold) and 0.41 million ounces of indicated resources (6.18 million tonnes of 2.07 g/t gold). The production plan is hosted in three main underground-mineralized zones; East Gouldie, East Malartic, and Odyssey, the latter of which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones. Osisko holds a 5% NSR royalty on East Gouldie, Odyssey South and the western half of East Malartic and a 3% NSR royalty on Odyssey North and the eastern half of East Malartic.

Chart 1: Canadian Malartic Production Profile

Source: Agnico Eagle and Yamana news releases, Feb 11, 2021.

Osisko Development Corp. Update

Osisko Development announced drill results that help outline the 1.5 kilometres ("km") long Proserpine zone as another potential mining area in the Cariboo camp. Results include 17.78 g/t gold over 5.6 metres and 8.06 g/t gold over 1.7 metre. There are currently ten surface drills active on the property.

Osisko Development is currently mining underground at the Bonanza Ledge Phase 2 project and is stockpiling mineralized material at the QR Mill. Processing is set to begin in the second quarter of this year. Osisko Development purchased a new communition circuit designed to process 7,500 tonnes per day for the larger Cariboo project. This critical equipment reduces engineering risk and will help fast track the construction of the processing facilities once all permits are received for the Cariboo project.

At the San Antonio gold project, Osisko Development has completed the engineering and permitting to process the 1.3 million tonnes gold mineralized stockpile via heap leaching. Osisko Development has also entered into an agreement to purchase a semi-portable crushing plant for the San Antonio gold project with capacity of 15,000 tonnes per day.

Osisko retains 77.0% of the common equity in Osisko Development and also holds a 5% NSR on the Cariboo and Bonanza Ledge Phase 2 properties as well as a 15% gold and silver stream on the San Antonio gold project with a transfer payment equal to 15% of the spot gold and silver price.

Eagle Ramp-Up

Victoria Gold Corp.'s ("Victoria") Eagle mine, in the Yukon, produced 116,644 ounces of gold in 2020 and is expected to continue to ramp up production in 2021 towards a run rate of 210,000 oz per annum. Fourth quarter production reached 42,436 ounces of gold which is a 20% increase over the previous quarter. Ore stacking rates improved significantly in the fourth quarter prior to the planned 90-day curtailment of ore staking for the coldest months of the year. Mining operations, primary crushing and stockpiling of ore will continue. Osisko has a 5% NSR royalty on the Eagle mine.

Windfall Resource Update

Osisko Mining Inc. ("Osisko Mining") released an updated resource estimate on February 17, 2021 for its Windfall project including indicated resources of 1.9 million ounces (6 million tonnes of 9.6 g/t gold) and inferred resources of 4.2 million ounces (16.4 million tonnes of 8 g/t gold). This represents a 54% increase in measured and indicated ounces. More than 30 drill rigs are focused on infill drilling on Lynx where over 60% of the total mineral resources are contained, with average grades of over 11 g/t gold in the measured and indicated categories and 9.9 g/t gold in the inferred category. The Company has a 2-3% NSR royalty on the Windfall deposit, and also owns 14.5% of the outstanding shares of Osisko Mining.

Island Gold Resources Increase

Alamos Gold Inc. ("Alamos") released an updated resource and reserve estimate on their Island Gold mine highlighted by an 8% increase in reserves and a 40% increase in inferred resources. Proven and probable reserves include 1.3 million ounces (4.2 million tonnes of 9.71 g/t gold) and Inferred resources grew to 3.2 million ounces (6.9 million tonnes of 14.43 g/t gold). The new mineral inventory shows significant upside potential to the Phase III Expansion Study published in July 2020. Osisko has a 1.38% to 3% NSR royalty over the Island Gold mine.

Ermitaño Fully Permitted

First Majestic plans to release a Preliminary Economic Assessment and updated resource estimate for Ermitaño by the end of the first quarter of 2021. The Prefeasibility study is expected to be released in the second half of 2021 and will define initial reserves, production rates, costs and estimated life of mine for the Ermitaño project. First Majestic is preparing for initial limited production in the second half of 2021 followed by production ramp up in early 2022. The land use permit was received in January 2021 completing full permitting of the project. Osisko has a 2% NSR royalty on the Ermitaño project.

Agnico Eagle Increases Exploration Budget on Kirkland Lake Property

Agnico Eagle announced plans to drill 36,500 metres at the Upper Beaver project in 2021, including additional shallow drilling to test an open pit concept and further deep drilling to convert mineral resources to mineral reserves.  As of December 31, 2020, Upper Beaver has approximately 1.4 million ounces of gold and 20,000 tonnes of copper in underground probable mineral reserves (8.0 million tonnes grading 5.43 g/t gold and 0.25% copper).  Agnico Eagle's Kirkland Lake property also hosts the Upper Canada, AK and Anoki-McBean deposits which together with Upper Beaver host an additional indicated resource of 1.71 million ounces (17.2 million tonnes of 3.09 g/t gold) and inferred resources of 4.07 million ounces (32.2 million tonnes of 3.93 g/t gold). An internal technical study at Upper Beaver, incorporating drill results from 2020 and 2021, is expected to be completed by the end of 2021. Osisko has a 2% NSR royalty on the Kirkland Lake property.

Agnico Eagle Declares Reserves on Hammond Reef

Agnico Eagle completed an internal technical study, which resulted in the declaration of open pit mineral reserves estimated at 3.32 million ounces of gold (123.5 million tonnes grading 0.84 g/t gold). In addition, the project contains 2.3 million ounces of measured and indicated mineral resources (133.4 million tonnes grading 0.54 g/t gold). Agnico Eagle will continue optimizing the project and potential mining scenarios to further improve project economics. Osisko has 2% NSR royalty on the Hammond Reef property.

Eldorado Gold Declares Maiden Resource on Ormaque and Acquisition of QMX Gold Corporation

In February 2021, Eldorado Gold Corporation ("Eldorado") declared the maiden resource for the Ormaque deposit. The deposit contains inferred resources of 0.8 million ounces (2.62 million tonnes of 9.5g/t gold) with more than 60% occurring above 400m depth. The top of the deposit occurs at the level of the ore haulage decline that should reach the Ormaque deposit in Q3 of this year. Eldorado aims to provide additional ore sources to optimize the Sigma Mill, which has a permitted capacity of 5,000 tonnes per day, far exceeding current usage of 2,200 tonnes per day. Osisko has a 1% NSR royalty on the Lamaque property hosting the Ormaque deposit.

In January 2021, Eldorado announced the friendly acquisition of QMX Gold Corporation (QMX). Osisko holds a 2.5% royalty over most of the QMX property, including the three main exploration targets. The most advanced of these targets is Bonnefond, which hosts indicated resources of 0.4 million ounces (7.4 million tonnes of 1.67 g/t gold) and inferred resources of 0.29 million ounces (3.3 million tonnes of 2.71 g/t gold). Recent drilling results (including 5.46 g/t gold over 33.5 metres) illustrate significant underground exploration potential.

Casino Gold Zone

Western Copper and Gold ("Western Copper") released exploration results on the Casino project highlighting significantly higher grades in the deposit core from surface to greater than 200 metres depth. Drill results include 0.76 g/t gold over 175.49 metres; these results will be integrated in an updated preliminary economic assessment to be released in the second quarter of 2021. Osisko holds a 2.75% NSR royalty on the Casino project.

Wharekirauponga (WKP)

Oceana Gold Corp. ("Oceana") released some spectacular drill intersections on their WKP project including 22.8 g/t gold and 39 g/t silver over 48.9 metres and 41.4 g/t gold and 81.6 g/t silver over 9 metres. Approximately 10,500 metres of drilling are planned in 2021. Oceana continues to advance the consenting process to access this zone for underground mining. Osisko has a 2% NSR on the WKP property.

Bralorne Drilling

Talisker Resources Ltd. ("Talisker") continues to intersect high grade vein intersections on their Bralorne property, but also some thicker bulk mining intervals. The Charlotte zone includes 10.47 g/t gold over 10.30 metres at a depth of 102.7 metres and 1.55 g/t gold over 36.95 metres at a depth of 208.45 metres. Talisker initiated a 50,000 metre drill program at Bralorne in 2021. Osisko has a 1.2% NSR on the Bralorne property.

Q4 2020 and Full Year 2020 Results Conference Call

Osisko will host a conference call on Thursday, February 25, 2021 at 10:00 am EST to review and discuss its fourth quarter and full year 2020 results and 2021 guidance.

Those interested in participating in the conference call should dial in at 1-(833) 979-2852 (North American toll free), or 1-(236) 714-2915 (international). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EST on February 25, 2021 until 11:59 pm EST on March 4, 2021 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 9484419. The replay will also be available on our website at www.osiskogr.com.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 140 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel. (514) 940-0670 x105 htaylor@osiskogr.com

Notes:

(1) Gold equivalent ounces ("GEOs") are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements has been converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019

Gold(i)	$1,874	$1,481	$1,770	$1,393
Silver(ii)	$24.39	$17.32	$20.54	$16.21

Exchange rate (US$/Can$)(iii)	1.3030	1.3200	1.3413	1.3269

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally-accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income (loss) and related notes (In thousands of Canadian dollars):

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Revenues	64,560	51,032	213,630	392,599
Less: Revenues from offtake interests	(15,796)	(12,112)	(57,056)	(252,477)
Revenues from royalty and stream interests	48,764	38,920	156,574	140,122

Cost of sales	(18,236)	(15,265)	(63,700)	(262,881)
Less: Cost of sales of offtake interests	15,086	11,720	54,200	249,172
Cost of sales of royalty and stream interests	(3,150)	(3,545)	(9,500)	(13,709)

Revenues from royalty and stream interests	48,764	38,920	156,574	140,122
Less: Cost of sales of royalty and stream interests	(3,150)	(3,545)	(9,500)	(13,709)
Cash margin from royalty and stream interests	45,614	35,375	147,074	126,413

	94%	91%	94%	90%

Revenues from offtake interests	15,796	12,112	57,056	252,477
Less: Cost of sales of offtake interests	(15,086)	(11,720)	(54,200)	(249,172)
Cash margin from offtake interests	710	392	2,856	3,305

	5%	3%	5%	1%

(3) The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

"Adjusted earnings" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the "adjusted earnings" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss) attributable to Osisko Gold Royalties' shareholders	4,632	(155,175)	16,876	(234,195)

Adjustments:
Impairment of royalty, stream and other interests	-	148,600	26,300	248,300
Impairment of investments	2,694	-	7,998	12,500
Foreign exchange loss (gain)	514	756	(652)	1,901
Unrealized (gain) loss on investments	(5,186)	27,357	(21,952)	31,161
Share of loss of associates	3,723	7,521	7,657	22,209
Deferred income tax expense (recovery)	2,170	(19,930)	3,760	(41,197)
Costs related to the acquisition of Barkerville	-	1,216	-	1,216
Costs related to the RTO transaction	3,453	-	3,729	-

Adjusted earnings	12,000	10,345	43,716	41,895

Weighted average number of common shares outstanding (000's)	166,093	149,912	162,303	151,266

Adjusted earnings per basic share	0.07	0.07	0.27	0.28

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs"), especially as they relate to production guidance for 2021, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the timely construction of and production from the Odyssey underground project, the timely development of the Cariboo project and Bonanza Ledge Phase 2 project and results from the exploration work, the timely development and construction of the San Antonio project, the continued ramp up of the Eagle Mine, the results from exploration work at the Windfall project, the timely release of a Preliminary Economic Assessment and of a Prefeasibility study by First Majestic and the positive outcome thereof, the results from exploration work at the Kirkland Lake property and positive results from optimization of the Hammond Reef project, and positive exploration results from other properties over which Osisko holds an interest, , that significant value will be created within the accelerator group of companies and Osisko's ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko's royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: the uncertainties related to the COVID-19 impacts, the influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko's ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets
(tabular amounts expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2020	2019
	$	$

Assets

Current assets

Cash	302,524	108,223
Short-term investments	3,501	20,704
Amounts receivable	12,894	6,330
Inventories	10,025	1,656
Other assets	6,244	3,516
	335,188	140,429

Non-current assets

Investments in associates	119,219	103,640
Other investments	157,514	67,886
Royalty, stream and other interests	1,116,128	1,130,512
Mining interests and plant and equipment	489,512	343,693
Exploration and evaluation	42,519	42,949
Goodwill	111,204	111,204
Other assets	25,820	6,940
	2,397,104	1,947,253

Liabilities

Current liabilities

Accounts payable and accrued liabilities	46,889	18,772
Dividends payable	8,358	7,874
Current portion of long-term debt	49,867	-
Provisions and other liabilities	4,431	1,289
	109,545	27,935

Non-current liabilities

Provisions and other liabilities	41,536	29,365
Long-term debt	350,562	349,042
Deferred income taxes	54,429	47,465
	556,072	453,807

Equity

Share capital	1,776,629	1,656,350
Warrants	18,072	18,072
Contributed surplus	41,570	37,642
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income	48,951	13,469
Deficit	(174,458)	(249,688)
Equity attributable to Osisko Gold Royalties Ltd's shareholders	1,728,365	1,493,446
Non-controlling interests	112,667	-
Total equity	1,841,032	1,493,446
	2,397,104	1,947,253

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three months and the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Revenues	64,560	51,032	213,630	392,599

Cost of sales	(18,236)	(15,265)	(63,700)	(262,881)
Depletion of royalty, stream and other interests	(13,548)	(11,843)	(45,605)	(47,009)
Gross profit	32,776	23,924	104,325	82,709

Other operating expenses
General and administrative	(7,842)	(8,648)	(25,901)	(23,682)
Business development	(5,608)	(1,223)	(10,290)	(6,122)
Gain on disposal of an offtake interest	-	-	-	7,636
Exploration and evaluation	(23)	(52)	(131)	(191)
Impairment of assets	-	(143,876)	(26,300)	(243,576)
Operating income (loss)	19,303	(129,875)	41,703	(183,226)
Interest and dividend income	1,059	1,449	4,582	4,632
Finance costs	(6,193)	(6,166)	(26,131)	(23,548)
Foreign exchange (loss) gain	(276)	(755)	1,023	(1,859)
Share of loss of associates	(3,723)	(7,521)	(7,657)	(22,209)
Other gains (losses), net	2,160	(32,081)	13,622	(48,385)
Earnings (loss) before income taxes	12,330	(174,949)	27,142	(274,595)
Income tax (expense) recovery	(8,345)	19,774	(10,913)	40,400
Net earnings (loss)	3,985	(155,175)	16,229	(234,195)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	4,632	(155,175)	16,876	(234,195)
Non-controlling interests	(647)	-	(647)	-

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	0.03	(1.04)	0.10	(1.55)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months and the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended December 31,		Years ended December 31,

	2020	2019	2020	2019
	$	$	$	$

Operating activities
Net earnings (loss)	3,985	(155,175)	16,229	(234,195)
Adjustments for:
Share-based compensation	2,429	2,047	9,361	8,320
Depletion and amortization	13,838	12,157	46,904	48,270
Net gain on disposal of an offtake	-	-	-	(7,636)
Impairment of assets	-	148,600	26,300	248,300
Finance costs	1,771	1,870	8,409	7,161
Share of loss of associates	3,723	7,521	7,657	22,209
Net gain on acquisition of investments	-	(378)	(3,827)	(1,006)
Change in fair value of financial assets at fair value through profit and loss	(1,055)	(310)	(2,387)	1,089
Net loss (gain) on dilution of investments in associates	-	3,790	(10,381)	3,687
Net (gain) loss on disposal of investments	(4,131)	24,255	(5,357)	27,391
Impairment of investments	2,694	-	7,998	12,500
Foreign exchange loss (gain)	514	756	(652)	1,901
Deferred income tax expense (recovery)	2,170	(19,930)	3,760	(41,197)
Deemed listing fees of Osisko Development	1,751	-	1,751	-
Other	368	40	479	(416)
Net cash flows provided by operating activities before changes in non-cash working capital items	28,057	25,243	106,244	96,378
Changes in non-cash working capital items	4,576	(8,039)	1,734	(4,780)
Net cash flows provided by operating activities	32,633	17,204	107,978	91,598

Investing activities
Short-term investments	2,000	(13,753)	412	(39,597)
Cash acquired through the acquisition of Barkerville	-	8,312	-	8,312
Transaction fees paid on acquisition of Barkerville	-	(1,513)	-	(1,513)
Acquisition of the San Antonio gold project	(3,500)	-	(52,208)	-
Acquisition of investments	(6,850)	(14,919)	(49,194)	(62,815)
Proceeds on disposal of investments	264	220	10,864	130,128
Acquisition of royalty and stream interests	(29,183)	(6,344)	(66,062)	(77,814)
Proceeds on disposal of royalty and offtake interests	-	13,834	-	57,016
Mining assets and plant and equipment	(29,341)	(5,718)	(71,828)	(6,321)
Exploration and evaluation (expenses) tax credits, net	(1)	85	(202)	166
Reclamation deposits	-	-	4,762	-
Other	-	-	357	-
Net cash flows (used in) provided by investing activities	(66,611)	(19,796)	(223,099)	7,562

Financing activities
Private placement of common shares	-	-	85,000	-
Investments from minority shareholders	214,323		214,323	-
Share issue expenses from investments from minority shareholders	(5,965)	-	(5,965)	-
Exercise of share options and shares issued under the share purchase plan	453	69	7,835	21,783
Increase in long-term debt	-	-	71,660	19,772
Repayment of long-term debt	(19,205)	-	(19,205)	(30,000)
Common shares acquired and cancelled through a share repurchase	-	-	-	(129,486)
Normal course issuer bid purchase of common shares	-	(1,632)	(3,933)	(13,533)
Dividends paid	(7,851)	(6,917)	(28,914)	(27,455)
Other	(1,100)	(2,587)	(3,940)	(2,991)
Net cash flows provided by (used in) financing activities	180,655	(11,067)	316,861	(161,910)

Increase (decrease) in cash before effects of exchange rate changes on cash	146,677	(13,659)	201,740	(62,750)
Effects of exchange rate changes on cash	(4,858)	(1,820)	(7,439)	(3,292)
Increase (decrease) in cash	141,819	(15,479)	194,301	(66,042)
Cash - beginning of period	160,705	123,702	108,223	174,265
Cash - end of period	302,524	108,223	302,524	108,223